3/11/02



02007643

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 14495

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
CitiStreet Advisors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two Tower Center
(No. and Street)

East Brunswick (City) | New Jersey (State) | 08816 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paul S. Feinberg (732) 514-2000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

99 High Street (Address) | Boston (City) | Massachusetts (State) | 02110 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Paul S. Feinberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CitiStreet Advisors LLC, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Paul S. Feinberg
Signature

Executive Vice President
Title

Theresa G. LaPlaca
THERESA GUIDO LAPLACA
NOTARY PUBLIC OF NEW JERSEY
Notary Public
My Commission Expires Oct. 4, 2003

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


KPMG



CITISTREET ADVISORS LLC

Financial Statements and Supplementary Information

December 31, 2001 and 2000

(With Independent Auditors' Report Thereon and
Supplemental Report on Internal Controls)

CITISTREET ADVISORS LLC

Table of Contents

	Page
Independent Auditors' Report	1
Statements of Financial Condition	2
Statements of Income	3
Statements of Changes in Members' Capital	4
Statements of Cash Flows	5
Notes to Financial Statements	6 - 8
Appendix I: Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	9
Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5	10



99 High Street
Boston, MA 02110-2371

Telephone 617 988 1000
Fax 617 988 0800

Independent Auditors' Report

The Members
CitiStreet Advisors LLC:

We have audited the accompanying statements of financial condition of CitiStreet Advisors LLC as of December 31, 2001 and 2000, and the related statements of income, changes in members' capital, and cash flows for each of the years in the two-year period then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CitiStreet Advisors LLC as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the years in the two-year period then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Appendix I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 25, 2002



CITISTREET ADVISORS LLC

Statements of Financial Condition

December 31, 2001 and 2000

Assets		**2001**	**2000**
Cash and cash equivalents	$	391,865	377,189
Commissions receivable		335,330	120,447
Due from affiliate		896,400	598,586
Goodwill		36,183	209,670
Total assets	$	1,659,778	1,305,892
Liabilities and Members' Capital			
Due to affiliate	$	80,520	91,538
Total liabilities		80,520	91,538
Members' capital		1,579,258	1,214,354
Total liabilities and members' capital	$	1,659,778	1,305,892

See accompanying notes to financial statements.

CITISTREET ADVISORS LLC

Statements of Income

Years ended December 31, 2001 and 2000

	2001	2000
Revenues:		
Commissions and fees	$ 1,598,928	597,995
Interest income	14,676	19,741
Total revenues	1,613,604	617,736
Expenses:		
Management fee	332,605	399,966
Goodwill amortization	173,487	174,485
Miscellaneous expense	742,608	—
Total expenses	1,248,700	574,451
Net income	$ 364,904	43,285

See accompanying notes to financial statements.

CITISTREET ADVISORS LLC

Statements of Changes in Members' Capital

Years ended December 31, 2001 and 2000

		2001	2000
Members' capital, beginning of year	$	1,214,354	1,171,069
Net income		364,904	43,285
Members' capital, end of year	$	1,579,258	1,214,354

See accompanying notes to financial statements.

CITISTREET ADVISORS LLC

Statements of Cash Flows

Years ended December 31, 2001 and 2000

		2001	2000
Cash flows from operating activities:			
Net income	$	364,904	43,285
Adjustments to reconcile net income to cash flows from operating activities:			
Amortization expense – goodwill		173,487	174,485
Change in commissions receivable		(214,883)	(98,550)
Change in due to/from affiliate		(308,830)	(130,863)
Change in other assets		—	31,384
Total adjustments		(350,226)	(23,544)
Net cash provided by operating activities		14,678	19,741
Increase in cash		14,678	19,741
Cash and cash equivalents, beginning of year		377,189	357,448
Cash equivalent, end of year	$	391,867	377,189
Supplemental disclosure of cash flow information:			
Income taxes paid	$	—	49,110

See accompanying notes to financial statements.

CITISTREET ADVISORS LLC

Notes to Financial Statements

December 31, 2001 and 2000

(1) Nature of Business

CitiStreet Advisors LLC (the Company), a New Jersey limited liability company, is registered as a broker-dealer with the Securities Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company is also registered as an investment advisor with the SEC. The Company is a down-stream affiliate of CitiStreet Associates LLC (Associates), which in turn is an indirect down-stream affiliate of CitiStreet LLC (CitiStreet). CitiStreet, a Delaware limited liability company, was formed on April 1, 2000 as a joint venture between State Street Bank & Trust Company (State Street), a Massachusetts trust company, and Keeper Holdings LLC (Citi), a Delaware limited liability company. CitiStreet, through its subsidiaries, provides record keeping and administrative services and investment advisory, insurance agency, mortgage brokerage, and broker-dealer services and outsourcing for defined benefit and defined contribution retirement plans and health and welfare plans in the United States of America, and globally, in all cases for businesses, not-for-profit entities, and government entities, as well as sales and marketing of those services and functions.

The Company refers participants in plans administered by its affiliates (who wish to establish individual retirement (IRA) accounts or other brokerage accounts) to full-service broker-dealers. It also offers investment advisory services to plan participants and individuals who have established IRA or other brokerage accounts.

(2) Basis of Presentation

As of April 1, 2000, the Company's former parent contributed its equity to the joint venture, which for financial statement purposes has been recorded at historical cost as if it were a pooling of interests. Accordingly, the equity accounts of the Company have not been restated as of that date, reflecting the predecessor Company's shareholders' equity, restated as members' capital.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Summary of Significant Accounting Policies

(a) Revenue Recognition

The Company recognizes renewal commission income and related commission expense when the variable annuity contributions are made through a designated life insurance company in accordance with a pre-arranged agreement with each client. All cancellations and withdrawals are reflected in commission income.

(b) Goodwill

On March 14, 1997, a predecessor of Associates acquired 100% of the outstanding stock of Donald F. Smith & Associates and its affiliates, Smith Annuity Services, Inc., and Donald F. Smith Insurance Benefit Services, Inc., for approximately $3.8 million. This acquisition was accounted for as a purchase and, accordingly, the excess of fair value over cost at March 14, 1997 of $862,427 is being amortized over five years on a straight-line basis. The carrying amount is regularly reviewed for declines in value. Any permanent decline in value would be recognized in operating results.

(Continued)

(c) Cash and Cash Equivalents

Cash and cash equivalents consist of a certificate of deposit with an original maturity of 90 days or less when purchased.

(4) Income Taxes

For federal income tax purposes, the Company is deemed to be a single-member disregarded entity. Accordingly, Company earnings are taxable to the members directly, and therefore no tax provision has been made in these financial statements.

Prior to April 1, 2001, the Company was party to an intercompany tax sharing arrangement with an affiliate of its former parent. At the time of the formation of the CitiStreet joint venture, the intercompany tax sharing arrangement was discontinued and all amounts due or receivable were settled. Federal and state income tax expense recognized prior to April 1, 2000 is included in management fee expenses.

(5) Transactions with Affiliates

The Company has an agreement with Associates under which Associates provides the Company with management, marketing and administrative facilities and services including the use of Associates sales personnel. As part of this agreement, Associates acts as the Company's paying agent for payment of the Company's management services and operating costs. Fees for these services are based on the Company's share of the combined revenues of Associates and the Company, applied to those allocable expenses incurred by Associates. Total fees paid to Associates, and recorded as management fees, were $332,605 and $399,966 for 2001 and 2000, respectively.

Due from affiliate of $896,400 and $598,586 at December 31, 2001 and 2000, respectively, represent cash held by Associates on behalf of the Company. Due to affiliate of $80,520 and $91,538 at December 31, 2001 and 2000, respectively, represent management fees owing to Associates.

(6) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $311,345, which is $305,977 in excess of its required net capital. The Company's ratio of aggregate indebtedness was 0.26 to 1 at December 31, 2001.

(Continued)

(7) Rules 15c3-3 and 17a-13

In accordance with the National Association of Securities Dealers, Inc., the Company is exempt from rule 15c3-3 (which applies to the reserves and custody of securities) under the provisions of paragraph (k)(1) there of and from rule 17a-13 (which applies to quarterly securities counts) under the provisions of paragraph (a) thereof.

Appendix I

CITISTREET ADVISORS LLC

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2001

Net capital:		
Total members' capital	$	1,579,258
Deductions:		
Nonallowable assets:		
Commission receivable		335,330
Due from affiliate		896,400
Intangible assets		36,183
Total nonallowable assets		1,267,913
Net capital	$	311,345
Aggregate indebtedness	$	80,520
Net capital requirement (greater of 6 2/3% of aggregate indebtedness or $5,000)		5,368
Excess net capital at 1500%		305,977
Excess net capital at 1000%		303,293
Ratio of aggregated indebtedness to net capital		0.26 to 1

There are no material differences between this computation of net capital and the corresponding calculation prepared by the Company and included in the Company's unaudited FOCUS Form X-17a-5, Part IIA, filed on January 24, 2002, as of December 31, 2001.



99 High Street
Boston, MA 02110-2371

Telephone 617 988 1000
Fax 617 988 0800

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Members
CitiStreet Advisors LLC:

In planning and performing our audit of the financial statements and supplemental schedule of CitiStreet Advisors LLC for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures, that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with auditing standards generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the use of the members and management of CitiStreet Advisors LLC, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for any other purpose.

KPMG LLP

February 25, 2002